UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Ensysce Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

293602405
(CUSIP Number)

Bob G. Gower
101 Westcott, Unit 303
Houston, Texas 77007
(832) 771-7438
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293602405	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Bob G. Gower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO PF (1) (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,586(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 161,586(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,586(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (3)(4)
14	TYPE OF REPORTING PERSON IN

(1)	Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the closing of a business combination in 2021. Additional purchases were funded through the personal funds of the Reporting Person.
(2)	Includes 101,890 shares of Common Stock held by the Reporting Person, 172 shares of Common Stock subject to exercisable options and 59,524 shares of Common Stock that may be acquired through the exercise of warrants.
(3)	Based on 2,769,792 shares of Ensysce Biosciences, Inc.’s common stock, par value $0.0001 per share outstanding as of July 5, 2023, as reported in Ensysce Biosciences, Inc.’s definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (“SEC”) on July 14, 2023. On October 28, 2022, the Issuer effected a one-for-twenty reverse split of the Common Stock (the “2022 Reverse Split”). On March 31, 2023, the Issuer effected a one-for-twelve reverse split of the Common Stock (the “2023 Reverse Split” and together with the 2022 Reverse Split the “Reverse Splits”). All share and per share information in this amended statement on Schedule 13D has been restated retroactively, giving effect to the Reverse Splits.
(4)	See Disclosure in Items 2 and 5 of this Schedule 13D.

CUSIP No. 293602405	SCHEDULE 13D	Page 3 of 6

Item 1. Security and Issuer.

This amended statement on Schedule 13D relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Ensysce Biosciences, Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 7946 Ivanhoe Avenue, Suite 201, La Jolla, California 92037.

Information given in response to each Item shall be deemed incorporated by reference in all other Items, as applicable.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Bob G. Gower (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 101 Westcott, Unit 303, Houston, Texas 77007.

(c) The Reporting Person’s present principal occupation is Chairman of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Personal funds in the amount of $500,000 were used to purchase the securities shown in Item 4 below that triggered the filing of this amended statement on Schedule 13D. Personal funds in the amount of $226,429 were used to purchase securities in February 2023 and March 2023 that are shown in Item 4 below.

Item 4. Purpose of Transaction.

On December 7, 2022, the Reporting Person paid an aggregate of $500,000 to purchase 29,761 shares of Common Stock and warrants to purchase 59,524 shares of Common Stock in an underwritten public offering that closed on December 9, 2022, on the same terms offered to other purchasers in the offering. The terms were a combined public offering price of $16.80 per share and accompanying warrant. Each share of Common Stock was sold together with a five-year warrant to purchase two shares of Common Stock. The warrants have an exercise price of $16.80 per share of Common Stock and were exercisable upon issuance. The foregoing description of the warrants does not purport to be complete and is qualified in its entirety by reference to the warrants, a copy of which is filed herewith as Exhibit 1 to this amended statement on Schedule 13D and is incorporated herein by reference.

On February 28, 2023, the Reporting Person paid $53,371 to purchase 9,108 shares of Common Stock at a price per share of $5.86.

On March 1, 2023, the Reporting Person paid $128,971 to purchase 22,500 shares of Common Stock at a price per share of $5.73.

On March 2, 2023, the Reporting Person paid $44,087 to purchase 7,523 shares of Common Stock at a price per share of $5.86.

CUSIP No. 293602405	SCHEDULE 13D	Page 4 of 6

The Reporting Person acquired the securities in connection with his service as a director of the Issuer and for investment purposes. In his capacity as the Chairman of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as set forth herein, the Reporting Person does not have any present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person continuously assesses the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Person or, if applicable, its affiliates or whether the Reporting Person or, if applicable, any such affiliate will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of shares of Common Stock beneficially owned by the Reporting Person may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Accordingly, the Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

The information set forth in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The share information contained on the cover page of this Schedule 13D for Bob Gower includes 172 shares subject to options and 59,524 shares that may be acquired through the exercise of warrants.

(c) Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d) Except as described in this Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

The Issuer entered into an indemnification agreement (an “Indemnification Agreement”) with each of the Issuer’s directors and executive officers, including the Reporting Person. Each Indemnification Agreement requires the Issuer to indemnify and hold harmless the applicable director or named executive officer to the fullest extent authorized by the laws of the State of Delaware. Each Indemnification Agreement also requires the Issuer, subject to specific terms and conditions, to advance expenses to the director or officer. Each Indemnification Agreement also sets forth various procedures and definitions with respect to indemnification and advancement of expenses. In addition, under the Indemnification Agreements, the Issuer is obligated to maintain directors’ and officers’ liability insurance. With specified exceptions, the Indemnification Agreements do not obligate the Issuer to provide indemnification or advance expenses with respect to actions initiated by the director or officer or to indemnify the director or officer in connection with proceedings by the Issuer to enforce non-compete or non-disclosure agreements. To the extent the provisions of the Indemnification Agreements exceed the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

CUSIP No. 293602405	SCHEDULE 13D	Page 5 of 6

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed herewith as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

In his capacity as a director of the Issuer, the Reporting Person may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s Amended and Restated 2021 Omnibus Incentive Plan (the “Incentive Plan”). Reference is made to the disclosure described in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) filed with SEC on December 17, 2021, in the section entitled “PROPOSAL 2 APPROVAL OF THE ENSYSCE BIOSCIENCES, INC. AMENDED AND RESTATED 2021 OMNIBUS INCENTIVE PLAN AND CONDITIONAL GRANTS” beginning on page 8 thereof, which is incorporated herein by reference. The foregoing description of the Incentive Plan is qualified in its entirety by the full text of the Incentive Plan, which is Exhibit 3 to this Schedule 13D, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1

Form of warrant delivered by the Issuer in December 2022 in connection with an underwritten offering (incorporated by reference to Exhibit 4.10 filed with the Issuer’s Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed December 8, 2022 (333-268038)).

2

Form of Indemnification Agreement executed by each of the Issuer’s directors and executive officers (incorporated by reference to Exhibit 10.6 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-38306), filed with the SEC on November 15, 2021).

3

Ensysce Biosciences, Inc. Amended and Restated 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.22 to the Issuer’s Annual Report on Form 10-K (File No. 001-38306), filed with the SEC on March 31, 2022).

CUSIP No. 293602405	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2023

By:	/s/ Bob G. Gower
Bob G. Gower